S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

May 12, 2008

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on May 12, 2008 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

Inca Project Update, Chile - Tucumana Area

Copper, Moly & Gold Mineralization Intersected In Tucumana Breccia Pipe

Discovery Of Second Breccia Pipe In Tucumana Area (Tucumana #2)

Two Additional Large Breccia Pipe Targets Identified For Future Testing

Item 5:

Full Description of Material Change

Drill holes TU-01, TU-02 and TU-03 made important intercepts through oxide copper and sulfide copper, molybdenum and gold mineralization.  Drill hole D-L2-04 also intersected a zone of strong molybdenum mineralization that extends east from the Tucumana pipe.  This drilling was part of the Phase I exploration program at the INCA project which included testing of the Tucumana breccia pipe, situated 750 meters east of the previously reported Magallanes pipe (news release No. 1-08):

Drill holes TU-01, -02, and -03 (see Plate 1, Figures 3 to 8) into the Tucumana mine target intersected copper-sulfide (chalcopyrite, bornite) and molybdenite mineralization with additional gold content hosted by a breccia pipe and an “andesitic” intrusive plug.  The copper-molybdenum sulfide mineralization is related to several episodes of potassic and a superposed sericite alteration.  This drilling also shows a 70 to +100 meter thick cap of oxide-copper mineralization (0.22% to 0.42% Cusoluable) is preserved above the sulfide zone.  A 122.95-meter drill intersection (61.0-meter estimated width) into sulfide carried 0.41% Cu, 0.407 g/mt Au, and 0.028% Mo.

Approximately 330 meters east of the Tucumana pipe, drill hole D-L3-01 encountered a large breccia pipe that had been highly altered and strongly leached.   Although this pipe was not highly copper mineralized where drilled, the residual abundant limonitic and minor oxide-copper minerals encountered indicate that parts may have originally been well mineralized.  This leaching process may have remobilized the copper mineralization and re-deposited a secondarily enriched zone nearby.  This is typical at the Manto Cuba, San Pedro and Providencia mines (1,000 to 1,400 meters away) where higher-grade copper-sulfide (chalcocite) and copper-iron-sulfide (chalcopyrite) ore was historically exploited from beneath leached breccia.  Follow-up drilling of the newly discovered "Tucumana 2" pipe is highly warranted to search for a similar secondary enriched zone of copper:

Drill hole D-L3-01, in the Tucumana #2 pipe (Plate 1, Figure 2), is positioned over 100 meters elevation higher than the surface around the Tucumana mine drilling.  The pipe is completely sericitized and affected by strong supergene leaching to vertical depths of 200 meters (see Plate 1, Figure 10).  The thick leached cap contains residual abundant limonitic and some oxide-copper minerals suggesting several parts of the breccia might have been well sulfide-mineralized.  Anomalous copper (173 to 10,700 ppm) and zinc (114 to 632 ppm) values in sampled core support this.  Perhaps, in the vicinity of this pipe, the re-mobilized copper could have been transported and re-deposited to form a significant, localized, accumulation of secondary sulfide (chalcocite) with enriched copper grades.  Secondarily enriched, copper-sulfide ores were exploited at the nearby Manto Cuba, San Pedro and Providencia mines.  At further depth (316.0 to 341.50 m.), the hole entered a copper-sulfide mineralized interval of breccia with magnetite and biotite that carries anomalous copper (108 to 3870 ppm) and gold (0.98 to 1.120 g/mt).

The second, superimposed alteration with addition of copper-molybdenum mineralization cuts both of the breccia pipes and can be traced across the surface for 600 meters.  Copper-sulfide mineralization due to this event could be distinguished in drill core from all three holes within the Tucumana mine pipe.  Drill hole D-L2-04, positioned mid-way between the breccia pipes (Plate 1, Figure 2), was completed across the altered/mineralized zone where it cuts monzonite wallrock.  This drill hole intersected, at a relatively high level, a potassic-altered zone 40 to 50 meters across including a 30-meter wide sericitized central core that contains a 2.4 meter thickness of interesting copper and higher grade molybdenum mineralization (0.49% Cu and 0.63% Mo) and some mixed oxide-and sulfide copper mineralization (Plate 1, Figure 9).  This hole continued down into an aplite stock, which also was found to be potassically altered, contain abundant tourmaline, and weakly mineralized with disseminated copper sulfide and highly anomalous molybdenum and gold content.  The outer part of the aplite carries interesting molybdenum values of 0.033% with 0.195 g/mt gold over 42.5 meters (34.0-meter estimated width).

From alteration and mineralization patterns observed in the Phase I drilling, and from careful study of the geophysical surveys in relation to these features, two very large deeper seated IP anomalies, located approximately 700 meters east of the Tucumana pipe, have now been identified as high-priority “blind breccia” targets for future drill testing:

Trending northeast from the Tucumana breccia pipe, the fault-controlled, altered/mineralized zone becomes concealed beneath as much as 5 meters of gravels covering an expansive plain. The north end of a cluster of three strong IP anomalies is also located in this part of the plain (see Plate 2, Figures 3 to 5).  The character of the middle and northern IP anomalies suggests that the top of both causative sulfide-mineralized bodies are at vertical depths between 100 to 150 meters below the plateau surface.   The southern-most, smaller and weaker, IP anomaly is positioned directly over the pyritiferous, copper sulfide-mineralized and strongly sericitized breccia pipe, which has been periodically exploited over the past 80 years at the Providencia mine. The middle and northern IP anomalies have now been identified as high-priority targets for future drill testing.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 12th day of May, 2008.

“Larry D. McLean”

Director